FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

Dated:   November 18, 2002

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN EXPANDS DISTRIBUTION AGREEMENT WITH
ALL-AMERICAN BOTTLING CORPORATION
Company focused on increasing distribution with major distributor in the USA

VANCOUVER, B.C., November 18, 2002 — Clearly Canadian Beverage Corporation (TSE: CLV; OTCBB: CCBC) announced the expansion of its distribution agreement with All-American Bottling Corporation (“All-American”), the third largest independent soft drink bottler in the United States. As part of the agreement, the companies have agreed to expand the distribution of and focus upon Clearly Canadian refreshment beverages in the portfolio of beverages represented and distributed by All-American in the states in which they operate. Additionally, Clearly Canadian has appointed All-American as the exclusive distributor of Clearly Canadian® sparkling flavoured water and Tré Limone™ in the Colorado consumer market.

“This agreement reflects our commitment to improve the effectiveness of our distribution system for Clearly Canadian sparkling flavoured water by engaging distributors that are more focused on our brands. Partnering with a strong and well-established distribution system such as All-American enables the Company to deliver our products more effectively and competitively to consumers in this important selling region,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation.

“We are extremely excited about our relationship with Clearly Canadian and the opportunity to focus on their award winning beverages in our markets. The addition of Clearly Canadian beverages complements our portfolio. We look forward to working closely with Clearly Canadian on exciting brand marketing initiatives they have planned for 2003 and beyond,” said Danny Perry, Chief Operating Officer of All-American Bottling Corporation.

All-American Bottling Corporation is the third-largest independent soft drink bottler in the United States. The company manufactures and distributes soft drinks in Kentucky, Tennessee, Arkansas, Colorado, Kansas, Oklahoma, Indiana, Virginia, Georgia, New Mexico, Wyoming and Mississippi. All-American bottles and distributes a variety of popular brands including, 7-Up, Dr. Pepper, Sunkist, RC Cola, Diet Rite, A&W Root Beer, Canada Dry, Schweppes, Big Red, Squirt, Snapple and others.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

(more)

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

             (signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.